August 3, 2005

Geoffrey L. Greenwood, President
Yacht Finders, Inc.
2308 – C Kettner Blvd
San Diego, California 92101

   RE: **Yacht Finders, Inc. ("the company")**
          Amendment No. 1 to Registration Statement on
          Form SB-2
          Filed June 23, 2005
          File No. 333-121863

Dear Mr. Greenwood:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page, page 1

1.   When referencing the company's intention to have its shares listed on the OTC Bulletin Board, both here and elsewhere in the prospectus, revise the disclosure to indicate that there is no assurance that the company's shares will be approved for listing on the OTC Bulletin Board or on any other listing service or exchange.

2.   In the second paragraph, and elsewhere in the prospectus as appropriate, provide a discussion as to the means and methods by which the company will carryout a self underwritten offering, including a discussion of the exemptions from broker-dealer and other registrations the company will be relying on. We may have further comment.

Dilution, pages 8-9

3. Please round per share amounts, here and throughout your registration statement, to the nearest penny or NIL, if applicable.

Shares being offered by the Company, page 12

4. In light of the fact that the company has neither identified the person(s) who will be selling securities on behalf of the company, nor has it determined a plan as to how it will solicit investors, please ensure to provide such disclosure, including a full discussion and legal analysis as to the legality of such person(s) and methods used, prior to seeking effectiveness of this registration statement. We may have further comment.

Directors, Executive Officers…, page 14

5. The information in the third paragraph after the table and elsewhere throughout the prospectus, should be updated considering that July, 2005 has now passed.

Competition and Competitive Position, page 22

6. As previously requested in our prior comment #32 in the staff's letter dated February 9, 2005, please *explain how* you will offer a better solution than your competitors.

Patents, Trademarks…, page 22

7. Please update if appropriate to provide more information regarding the company's filing for copyright protection for its software.

Reports to Securities Holders, page 23

8. Please revise to provide the SEC's new address which is 100 F Street, N.E. Washington, D.C. 20549.

Plan of Operation, page 24

9. Update to state the company's current cash balance as of the most recent date.

10. Provide additional detail as too the amounts to which the company's director will personally fund the company's operations going forward, including a breakdown by cost of the amounts deemed necessary to continue operations.

11.   As previously requested in our comment #34, please clarify the reference to "current level of operating expenses". We note the company has been in the development stage and just recently commenced initial operations.

12.   We note that the details of expenses listed in page 20 are being repeated on page 24. As previously requested in our prior comment #30, please remove the information from "Principal Products or Services…" and provide it only under the "Plan of Operation" section.

13.   Please revise your month to month presentation of budgeted expenses for the next 12 months inasmuch as the July, 2005 beginning date has passed.

14.   The presentation concerning partial funding is confusing. For the sake of clarity, please consider providing an outline or tabular presentation which shows a comparison of 30% and 60% funding and the corresponding proposed spending for each time period discussed.

15.   With respect to the staff's previous comment #36 which requested a discussion of the uses of the proceeds from the sale of securities of $14,400, we note disclosure added to page 23, "…sold $14,400 in equity securities to pay for our operations to date, which included $15,222 in professional fees, $2,500 in website development costs…" Since your costs exceeded the proceeds from the sale of securities, please revise to tell us what amounts were paid from those proceeds and what portion remains to be paid from other sources and identify those specific intended sources.

General

16.   Since your interim financial statements as of and for the three months ended March 31, 2005 and 2004 are unaudited, direct your accountant to delete the reference to such interim unaudited financial statements from their consent.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk at (202) 551-3395 with any other questions.

Sincerely,

John Reynolds
Assistant Director

Cc: Karen Batcher, Esq.
     Via fax (619)789-6262